Exhibit 99.1

Hi everyone,

My name is Jennifer Yum, and I’m a senior director on the Masterworks acquisitions team.

Our latest offering is a work by Alighiero Boetti. This work is a multicolored, embroidered tapestry and belongs to one of Boetti’s best-known series, collectively referred to as “Arazzi.”

Alighiero Boetti is globally recognized as an important conceptual artist and prominent member of the Arte Povera movement.

Boetti’s international success has resulted in commercial demand for the artist, with Boetti ranking in the top 75 of all artists in 2021, with total auction turnover of $28.2 million (per ArtPrice), up 180% from 2010.

As of July 2022, the artist’s top auction records are led by “Sottrazione” (1982), a larger but compositionally similar example to our Offering, which sold for $4.6 million at Christie’s New York on May 13, 2021, a 1978 work from his famous “Mappa” series, which sold for the equivalent of $4.2 million at Sotheby’s London on October 14, 2021 and “Colonna” (1968), which sold for the equivalent $3.9 million at Christie’s London on October 6, 2014. All prices are inclusive of Buyer’s Premiums.

To find investment quality works by the artist, our acquisitions team has reviewed almost 30 examples of Boetti’s works from around the world, some of which are priced in excess of $3 million. Of these 30 works, this is the first one we have selected to be offered on the Masterworks platform.

Between November 1989 to April 2022, auction sales of works by Boetti, similar to our Offering, have increased at an estimated annualized appreciation rate of 15.4%.